Exhibit 77(D)


                  Policies With Respect to Security Investments

1. Effective November 1, 2006, ING Global Equity Dividend Fund was permitted to invest end-of-day cash balances into affiliated ING money market funds, including ING Institutional Prime Money Market Fund.

2. On September 21, 2006, the Board of Trustees of ING Mutual Funds approved the addition of Batterymarch Financial Management, Inc. as a second sub-adviser to the ING International SmallCap Fund and subsequent changes to the Fund's principal investment strategies and a change in the Fund's primary benchmark. An information statement discussing the addition of the second sub-adviser was mailed to shareholders on or about December 21, 2006.